SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.4)*

                                  NUMEREX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Class A Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67053A102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      / /   Rule 13d-1(b)
      /X/   Rule 13d-1(c)
      / /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      *Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments ,(v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments , (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States and Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments , (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 67053A102
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                   1,380,910  shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                         1,380,910  shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,380,910  shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.29%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
      * Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments, (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: NUMEREX CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1600 Parkwood Circle SE, Suite 500 Atlanta, Georgia  30039

Item 2(a).  Name of Person Filing: Laurus Capital Management, LLC

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. Information related to each of PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).  Address of Principal Business Office or if none, Residence:
            335 Madison Avenue, 10th Floor,
            New York, NY 10017

Item 2(c).  Citizenship: Delaware

Item 2(d).  Title of Class of Securities: Class A Common Stock

Item 2(e).  CUSIP Number: 67053A102

Item 3.     Not Applicable

Item 4.     Ownership:

            (a) Amount Beneficially Owned: 1,380,910 shares of Common Stock*

            (b) Percent of Class: 9.29%*

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,380,910 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of:
                        0 shares of Common Stock*

                  (iv) shared power to dispose or to direct the disposition of: 1,380,910 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

------------
* Based on 14,856,858 shares of the Class A common stock, no par value per share (the "Shares") of Numerex Corp., a Pennsylvania corporation (the "Company") outstanding as of November 5, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. As of December 31, 2009, PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens U.S."), Valens Offshore SPV I, Corp. ("Valens OFF SPV I" and together with PSource and Valens U.S., the "Investors") held (i) a common stock purchase warrant (the "2004 Warrant #1") to acquire 300,000 Shares at the following exercise prices: (A) 150,000 Shares at an exercise price of $4.75, (B) 100,000 Shares at an exercise price of $5.17, and (C) 50,000 Shares at an exercise price of $5.99, all subject to certain adjustments, (ii) a common stock purchase warrant (the "2004 Warrant #2") to acquire 66,000 Shares at an exercise price of $5.99, subject to certain adjustments, (iii) a common stock purchase warrant (the "2005 Warrant"),to acquire 100,000 Shares at the following exercise prices: (A) 50,000 at an exercise price of $5.51 and (B) 50,000 at an exercise price of $5.72, all subject to certain adjustments, (iv) a common stock purchase warrant (the "2006 Warrant #1" and together with the 2004 Warrant #1, the 2004 Warrant #2 and the 2005 Warrant, the "Early Warrants")to acquire 241,379 Shares at an exercise price of $7.73, subject to certain adjustments, (v) a common stock purchase warrant (the "2006 Warrant #2") to acquire 158,562 Shares, at an exercise price of $10.13, subject to certain adjustments and (vi) 514,969 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The 4.99% Issuance Limitations on the Early Warrants (other than the 2006 Warrant #1) may be revoked by the Investors upon 75 days prior notice to the Company and shall automatically become null and void upon an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The 4.99% Issuance Limitations on the 2006 Warrant #1 may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Company upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the applicable instrument). The 2006 Warrant #2 contains an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation"). The 9.99% Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). PSource is managed by Laurus Capital Management, LLC ("LCM"), subject to certain preapproval rights of the board of directors of PSource. Valens OFF SPV I and Valens U.S. are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by PSource, Valens U.S., and Valens OFF SPV I reported in this Schedule 13G, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 12, 2010
                                               ---------------------------------
                                               Date

                                                 LAURUS CAPITAL MANAGEMENT, LLC

                                               /s/ Eugene Grin
                                               ---------------------------------
                                               Eugene Grin
                                               Authorized Signatory

APPENDIX A

A.   Name:                          PSource Structured Debt Limited a
                                    closed ended company incorporated with
                                    limited liability in Guernsey

     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Guernsey

B.   Name:                          Valens U.S. SPV I, LLC,
                                    a Delaware limited liability company

      Business Address:             335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Delaware

C.   Name:                          Valens Offshore SPV I, Ltd.,
                                    a Cayman Islands limited company

     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Cayman Islands

D.   Name:                          Valens Capital Management, LLC,
                                    a Delaware limited liability company

     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Place of Organization:        Delaware

E.   Name:                          Eugene Grin
     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Principal Occupation:         Principal of Laurus Capital Management, LLC
                                    Principal of Valens Capital Management, LLC

      Citizenship:                  United States

F.   Name:                          David Grin
     Business Address:              335 Madison Avenue, 10th Floor
                                    New York, New York 10017

      Principal Occupation:         Principal of Laurus Capital Management, LLC
                                    Principal of Valens Capital Management, LLC

      Citizenship:                  United States and Israel

Each of PSource Structured Debt Limited, Valens Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited
By:  Laurus Capital Management, LLC, its
investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Authorized Signatory
February 12, 2010

Valens Capital Management, LLC

Valens U.S. SPV I, LLC

Valens Offshore SPV I, Ltd.

By: Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
---------------------------------
Eugene Grin
Authorized Signatory
February 12, 2010

/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 12, 2010

/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 12, 2010